 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________
Amendment No. 2
to
SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
___________________

APPLE REIT EIGHT, INC.
(Name of Subject Company)

MPF NORTHSTAR FUND 2, LP; MPF INCOME FUND 26, LLC; MACKENZIE INCOME FUND 27, LLC; MPF BADGER ACQUISITION CO., LLC; MPF PLATINUM FUND, LP; MPF INCOME FUND 24, LLC; MPF OPPORTUNITY FUND, LP; MPF DEWAAY FUND 5, LLC; MPF FLAGSHIP FUND 10, LLC; MPF FLAGSHIP FUND 13, LLC; MPF FLAGSHIP FUND 14, LLC; MACKENZIE FLAGSHIP FUND 15, LLC; MP VALUE FUND 5, LLC; MP VALUE FUND 7, LLC; MPF DEWAAY PREMIER FUND 4, LLC; MPF BLUE RIDGE FUND I, LLC; COASTAL REALTY BUSINESS TRUST; AND MACKENZIE CAPITAL MANAGEMENT, LP
(Bidders)
UNIT (EACH OF WHICH IS EQUAL TO A SHARE OF COMMON AND SERIES A PREFERRED STOCK) OF COMMON STOCK
(Title of Class of Securities)

None or unknown
(CUSIP Number of Class of Securities)
_______________________
Copy to:
Christine Simpson	Chip Patterson, Esq.
MacKenzie Capital Management, LP	MacKenzie Capital Management, LP
1640 School Street	1640 School Street
Moraga, California 94556	Moraga, California 94556
(925) 631-9100 ext. 1024	(925) 631-9100 ext. 1006

(Name, Address, and Telephone Number of
Person Authorized to Receive Notices and
Communications on Behalf of Bidder)

Calculation of Filing Fee

Transaction	Amount of
Valuation*	Filing Fee

$16,450,000	$2,243.78

*	For purposes of calculating the filing fee only. Assumes the purchase of 4,700,000 Shares at a purchase price equal to $3.50 per Share in cash

[X]
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,243.78
Form or Registration Number: SC TO-T/A
Filing Party: MacKenzie Capital Management, LP
Date Filed: April 1, 2013

[]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]	third party tender offer subject to Rule 14d-1.
[]	issuer tender offer subject to Rule 13e-4.
[]	going private transaction subject to Rule 13e-3
[]	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

FINAL AMENDMENT TENDER OFFER

This Amendment to the Tender Offer Statement on Schedule TO relates to the offer (the “Offer”) by: MPF Northstar Fund 2, LP; MPF Income Fund 26, LLC; MacKenzie Income Fund 27, LLC; MPF Badger Acquisition Co., LLC; MPF Platinum Fund, LP; MPF Income Fund 24, LLC; MPF Opportunity Fund, LP; MPF DeWaay Fund 5, LLC; MPF Flagship Fund 10, LLC; MPF Flagship Fund 13, LLC; MPF Flagship Fund 14, LLC; MacKenzie Flagship Fund 15, LLC; MP Value Fund 5, LLC; MP Value Fund 7, LLC; MPF DeWaay Premier Fund 4, LLC; MPF Blue Ridge Fund I, LLC; Coastal Realty Business Trust (collectively the “Purchasers”) to purchase up to 400,000 shares of common stock and the associated shares of Series A preferred stock (together, the “Unit” of “Shares”) in Apple REIT Eight, Inc. (the “Corporation”), the subject company, at a purchase price equal to $3.50 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”) dated February 1, 2013 (the “Offer Date”) and the related Assignment Form, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively.

The Offer resulted in the tender by shareholders, and acceptance for payment by the Purchases, of a total of 51,664.469 Shares.  Following purchase of all the tendered Shares, the Purchases will own an aggregate of approximately 82,603.469 Shares, or approximately 0.089% of the total outstanding Shares.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:           April 9, 2013

MPF Northstar Fund 2, LP; MPF Income Fund 26, LLC; MacKenzie Income Fund 27, LLC; MPF Badger Acquisition Co., LLC; MPF Platinum Fund, LP; MPF Income Fund 24, LLC; MPF Opportunity Fund, LP; MPF DeWaay Fund 5, LLC; MPF Flagship Fund 10, LLC; MPF Flagship Fund 13, LLC; MPF Flagship Fund 14, LLC; MacKenzie Flagship Fund 15, LLC; MP Value Fund 5, LLC; MP Value Fund 7, LLC; MPF DeWaay Premier Fund 4, LLC; MPF Blue Ridge Fund I, LLC; Coastal Realty Business Trust

By: MacKenzie Capital Management, LP, Manager/General Partner/Trustee

By:	/s/ Chip Patterson
Chip Patterson, Managing Director

MACKENZIE CAPITAL MANAGEMENT, LP

By:	/s/ Chip Patterson
Chip Patterson, Managing Director